

This Form CB contains 9 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒



Seat Pagine Gialle S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Silver S.p.A. ("Silver")
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

n/a
(CUSIP Number of Class of Securities (if applicable))

Marco Beatrice
Seat Pagine Gialle S.p.A.
Via Aurelio Saffi, 18
10138 Turin (Italy)
+39-02 011 4351

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Piero Canzani
Sole Administrator
Silver S.p.A.
Viale Bianca Maria, 25
20100 Milan (Italy)
+39-02 78 4146

Luigi L. De Ghenghi
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (i) Silver's press release relating to the closing of the purchase of the acquisition of the 61.5% participation in SEAT Pagine Gialle S.p.A. ("**SEAT**") by Silver on August 8, 2003; and

(ii) Silver's notice to the Italian Commissione Nazionale per la Societa e la Borsa ("**CONSOB**") of the filing of the public tender offer for SEAT ordinary shares.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Silver S.p.A. with the Commission on August 1, 2003.

(2) Not applicable.

<u>**Exhibit Index**</u>

Exhibit Number	**Description**
1.0*	Silver's press release relating to the purchase by Silver of ordinary shares equivalent to around 61.5% of the newly incorporated company which will benefit from the partial proportional de-merger of Seat Pagine Gialle S.p.A. and subsequent mandatory public tender offer.
1.1	Silver's press release relating to the closing of the purchase of the acquisition of the 61.5% participation in SEAT Pagine Gialle S.p.A. ("**SEAT**") by Silver on August 8, 2003.
1.2	Silver's notice to the Italian Commissione Nazionale per la Societa e la Borsa ("**CONSOB**") of the filing of the public tender offer for SEAT ordinary shares.

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CV dated August 1, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Silver S.p.A.

By:
Name: Piero Canzani
Title: Sole Administrator

Date: August 11, 2003

EXHIBIT 1.1

Silver S.p.A.
Viale Bianca Maria, 25
20100 - MILAN

PRESS RELEASE

Closing of transfer of the new SEAT PG

Today the transfer of the 61.5% interest in SEAT PG held by Telecom Italia was transferred to Silver S.p.A., the company resulting from a spin-off and active in the Directories, Directories Assistance and Business Information business.

In line with the previous communications, the price for the transfer equals EUR 0.598 per share and values the new SEAT PG at approximately 5,65 billion euros.

Milan, August 8, 2003

SILVER S.P.A.
Registered Office: Viale Bianca Maria 25, Milan
Companies Register Number: 03974250965, Milan

Milan, 11 August 2003
By fax

Borsa Italiana S.p.A.
Piazza degli Affari, 6
Milan

SEAT Pagine Gialle S.p.A.
Via Saffi, 18
Turin

Copied to.:**Commissione Nazionale per le Società e la Borsa**
Via Giovan Battista Martini, 3
00198 Rome

Subject to: **Notification, pursuant to art. 37, subparagraph 2 of CONSOB Regulation no. 11971/99, as subsequently amended (the "Regulation"), of Public Tender Offer by Silver S.p.A. of ordinary shares in SEAT Pagine Gialle S.p.A.**

Whereas

(A) on 8 August 2003, Silver S.p.A. ("**Silver**") purchased from Telecom Italia S.p.A. and from its subsidiary companies a total of 5,071,777,870 ordinary shares of SEAT Pagine Gialle S.p.A. ("**SEAT**"), a newly incorporated company and beneficiary of the partial spin-off of the company originally named SEAT Pagine Gialle S.p.A. (and renamed Telecom Italia Media S.p.A. on the effective date of the spin-off, which was 1 August 2003);

(B) the holding in SEAT thus acquired by the undersigned company accounts for 62.50% of the ordinary share capital and 61.47% of the entire share capital; and as a result thereof

(C) within thirty days following the purchase, Silver is required, pursuant to art. 106, subparagraph 1, of the *Testo Unico* to launch a public tender offer for all outstanding ordinary shares of SEAT;

notice is hereby given

by Silver that earlier today, in fulfilment of its obligations under art. 102, subparagraph 1, of the *Testo Unico* and under art. 37, subparagraph 1, of the Regulation, it gave advance notice to the *Commissione Nazionale per le Società e la Borsa* of its public tender offer for all outstanding ordinary shares of SEAT pursuant to art. 106, subparagraph 1, of the *Testo Unico*, and are hereby attaching the offer document and the subscription form.

* * *

The terms and conditions of the tender offer (the "**Tender Offer**") are as follows:

A. Offeror. Silver S.p.A. ("**Silver**" or the "**Offeror**"), having its registered office at Viale Bianca Maria, n. 25, Milan, registered with the Milan Company Register under no. 03974250965. The Offeror is wholly owned by Spyglass S.p.A., which is wholly owned by Sub Silver S.A., a company organised under the laws of Luxembourg, who, in turn, is wholly owned by Société de Partecipations Silver S.A., a company organised under the laws of Luxembourg. The share capital of the latter is mainly held, directly or indirectly, by BC (approx. 38%), CVC (approx. 29.2%) and Permira (approx. 26.3%) investment funds and by Alfieri Associated Investors Servicos de Consultoria S.A. (approx. 5.8%).

B. Issuer. SEAT Pagine Gialle S.p.A. ("**SEAT**" or the "**Issuer**"), having its registered office at Via Grosio no. 10/8, Milan, included in the Milan Company Register under no. 04031390968. The fully subscribed and paid-up share capital of SEAT totals € 247,538,714.46, divided into no. 8,115,215,696 ordinary shares of a nominal value of € 0.03 each, and no. 136,074,786 savings shares of a nominal value of € 0.03 each.

C. Shares subject to the Tender Offer. The Tender Offer involves 3,043,437,826 of the Issuer's ordinary shares of a nominal value of € 0.03 each, which represent all ordinary shares of the Issuer, less those owned by the Offeror. The number of ordinary shares involved in the Tender Offer may increase in the event that a further maximum 42,640,377 ordinary shares are issued by the end of the subscription period as a consequence of the exercise of subscription rights granted to the employees of the Issuer or of subsidiary companies as part of incentive plans which the Issuer has assumed as a result of the spin-off referred to in recital (A). As a result thereof the number of ordinary shares of the Issuer which are subject to the Tender Offer may increase by a minimum of 3,043,437,826 shares, up to a maximum of no. 3,086,078,203 shares overall.

D. The Offeror's holding in the Issuer. Following the purchase from Telecom Italia S.p.A. and from companies controlled by it, pursuant to recital (A), the Offeror holds 5,071,777,870 ordinary shares of the Issuer overall, representing 62.50% of the ordinary share capital and 61.47% of the entire share capital.

E. Price per share subject to the Tender Offer. For each ordinary share of the Issuer a price of € 0.598 will be paid, which – mindful of the guidelines laid down by CONSOB under similar circumstances[1] - is equivalent to the price per share agreed by the Offeror with Telecom Italia S.p.A. for the purchase of the majority shareholding.

The maximum consideration of the Tender Offer will therefore be € 1,819,975,819.95 in respect of the minimum number of shares involved in the Tender Offer and € 1,845,474,765.39 in respect of the maximum number of shares involved in the Tender Offer.

F. Conditions precedent for Effectiveness. As the Tender Offer is compulsory in nature, it is not subject to conditions precedent for it's effectiveness.

G. Period of subscription to the Tender Offer. It is envisaged that the Tender Offer will commence on 1 September 2003 and end on 19 September 2003 and that payment of the Tender Offer price, and transfer of ownership of the SEAT shares to the Tender Offer, will be made on the tenth trading day following the close of the subscription period. The timetable of the Tender Offer, however, will be agreed with Borsa Italiana S.p.A. in accordance with current provisions.

It is noted that subscriptions in the Tender Offer will be made by completing special subscription forms.

H. Guarantees. In guarantee of discharge of the obligation to pay the maximum price of the Tender Offer amounting to € 1,845,474,765.39, Royal Bank of Scotland Plc has issued a letter confirming the availability by Unicredit Banca d'Impressa, in its capacity as paying agent confirming in an amount of € 1,845,474,765.39, to be used exclusively for the benefit of shareholders participating in the Tender Offer.

I. Reasons for the transaction. The reason for the transaction giving rise to the obligation to launch the Tender Offer is due to the Offerors conviction that it is able to contribute to and increase, on a stable and lasting basis, the overall value of the Issuer, by focusing on activities in the "Directories", "Directory Assistance" and "Business Information" segments (the later providing proprietary and external database management services which consists of information gathering and the provision of management services on the habits and consumer trends of individuals and households).

L. Subsequent transactions. In principle, the Offeror prefers that the ordinary shares of the Issuer remain listed on the automated screen based trading system (*Mercato Telematico Azionario).* However, if the Offeror holds more than 90% of the ordinary share capital of the Issuer (or higher percentage set by CONSOB on a proposal from Borsa Italiana S.p.A.) as a result of the Tender Offer, a "public float" would be excessively difficult to reestablish. Therefore, in such an event, the Offeror will launch a public tender offer for the remaining outstanding shares as referred to in article 108 of the *Testo Unico* (instead of reconstituting the outstanding shares).

In the event that the Offeror were to hold a percentage of more than 98% of the ordinary share capital of the Issuer as an outcome of the Tender Offer (or any subsequent residual public tender offer), the Offeror reserves the right to avail itself of the right to purchase the Issuer's residual shares, as provided for by article 111 of the *Testo Unico.*

[1] See CONSOB Notice no. DIS/99095232 dated 30 December 1999 and CONSOB Notice no. DEM/2011819 dated 21 February 2002.

M. Method of financing. For payment of the Tender Offer, the Offeror will resort in part to its own resources and in part to financing made available by the Royal Bank of Scotland under